

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 22, 2010

Novaira Haider
Chief Executive Officer and Treasurer
Resume In Minutes, Inc.
3711B Madison Lane
Falls Church, VA 22041

> **Re: Resume in Minutes**
> **Amendment Number 3 to Form S-1**
> **Filed July 20, 2010**
> **File No. 333-166734**

Dear Ms. Haider:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one from our letter dated July 19, 2010. Please revise your prospectus to disclose that if you do not register your common stock under Section 12(g) of the Securities Exchange Act, you intend to continue reporting after your obligations under Section 15(d) of the Securities Exchange Act cease.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.


Sincerely,

/s

Larry Spirgel
Assistant Director


cc: Gregg E. Jaclin, Esq.
   Via facsimile: (732) 577-1188